
03025630

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 153 SECTION

Form 11-K

(Mark One)

XX Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2002

OR

Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ____________ to ____________

Commission file numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GlaxoSmithKline Retirement Savings Plan
GlaxoSmithKline
One Franklin Plaza (FP 2220)
Philadelphia, PA 19101

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
One New Horizons Court
Brentford
Middlesex
England TW8 9EP

C KGH

GlaxoSmithKline
One Franklin Plaza
Philadelphia, PA 19101

EXHIBITS

1. Written consent of PricewaterhouseCoopers L.L.P

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

Date: June 26, 2003

By: 
M. Judith Lynch
Vice President,
U.S. Benefits

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-13022) of GlaxoSmithKline plc of our report dated June 20, 2003 relating to the financial statements of GlaxoSmithKline Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 26, 2003

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

REPORT ON AUDITS OF
FINANCIAL STATEMENTS
for the years ended
December 31, 2002 and 2001

AND SUPPLEMENTAL SCHEDULES
at December 31, 2002



SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
159
SECTION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH, D.C.
153
SECTION

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the GlaxoSmithKline
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, schedule of assets acquired and disposed of within plan year, and schedule of reportable transactions as of December 31, 2002 are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2003

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

for the years ended December 31, 2002 and 2001

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2002	2001
Additions:		
Additions/(deductions) to net assets attributed to:		
Investment income:		
Net depreciation in fair value of		
Investments (See note 3)	$ (488,001,175)	$ (245,246,709)
Interest	29,836,513	23,281,744
Dividends	32,872,495	28,818,635
	(425,292,167)	(193,146,330)
Contributions:		
Participant	174,976,140	100,415,154
Employer	101,504,164	69,381,085
	276,480,304	169,796,239
Total deductions	(148,811,863)	(23,350,091)
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants	206,595,201	316,200,467
Loan fees	260,973	125,138
Total deductions	206,856,174	316,325,605
Transfer from other plans:		
Block Drug Savings Plan	30,580,093	--
Affymax Savings Plan	2,204,217	--
Glaxo Wellcome 401(k) Plan	--	1,169,515,428
Net increase / (decrease)	(322,883,727)	829,839,732
Net assets available for benefits:		
Beginning of year	2,832,367,697	2,002,527,965
End of year	$ 2,509,483,970	$ 2,832,367,697

See accompanying notes to financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

Effective July 30, 2002, the Affymax Research Institute Employee Savings and Investment Plan was merged into the GlaxoSmithKline Retirement Savings Plan.

GlaxoSmithKline plc purchased the Block Drug Company in 2001. Effective May 22, 2002, the Block Drug Company Savings Incentive Plan was merged into the GlaxoSmithKline Retirement Savings Plan.

Efffective June 30, 2001, the Glaxo Wellcome 401(k) Plan was merged into the SmithKline Beecham Retirement Savings Plan.

Effective July 1, 2001, the SmithKline Beecham Retirement Savings Plan was amended to reflect a change in name to GlaxoSmithKline Retirement Savings Plan.

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SmithKline Beecham Corporation doing business as GlaxoSmithKline (the "Company") and other participants in the United States. The Plan was established to encourage and assist Company employees to save regularly for retirement and to promote employee interest in the growth and development of the Company through the acquisition of Company stock.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

While the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

---

1. Description of the Plan, continued:

Investment Options:

The Plan provides for various investment options through a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Participants may change their investment options at any time during the plan year. A description of the Plan's investment options are shown below.

- GlaxoSmithKline Stock Fund – This fund invests primarily in American depository shares ("ADSs") each of which represents two GlaxoSmithKline plc Ordinary shares ("Ordinary shares").

- Templeton Foreign Fund - This mutual fund invests primarily in common stocks and securities of companies and governments outside the United States.

- American EuroPacific Growth Fund – This fund invests in common stocks of companies based outside of the United States.

- T. Rowe Price Foreign Equity Fund – This fund invests at least 65% of its assets in common stocks of established foreign companies.

- Fidelity Magellan Fund - This mutual fund invests primarily in stocks of foreign, domestic, and multinational companies with potentially above-average growth opportunities.

- Fidelity OTC Portfolio - This mutual fund invests primarily in securities traded in the over-the-counter (OTC) securities market. OTC market securities include common and preferred stocks, securities convertible into common stock and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York or American Stock Exchanges.

- Provident Small Cap Stock Index Fund - This fund invests primarily in equity securities of smaller companies.

- Vanguard U.S. Growth Portfolio - This mutual fund invests primarily in the stock of high quality U.S. companies with histories of capital growth.

1. Description of the Plan, continued:

Investment Options, continued

- Fidelity Equity Income Fund - This mutual fund invests primarily in income-producing equity securities, including common and preferred stock. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500 Index.

- SSgA Russell 2000 – This fund seeks to replicate the returns and characteristics of the Russell 2000 Index.

- SSgA S&P 500 Fund - This mutual fund invests in common stocks in an attempt to duplicate the composition and total return of the S&P 500 Index, which is comprised of common stocks.

- Vanguard Growth & Income Fund – This fund invests at least 65% of its assets in securities included in the S & P 500.

- Vanguard Windsor II Fund - This mutual fund invests primarily in common stocks of large and medium sized companies seeking to generate long term growth of capital and income from dividends.

- Fidelity Puritan Fund - This mutual fund invests in a broad array of high yielding securities, including domestic and foreign common stocks, preferred stocks, and bonds, including lower-quality, high-yield debt securities.

- SSgA Conservative – This fund seeks to meet the risk tolerance of conserative investors through investment in both the S&P 500 index and the Lehman Brothers Aggregate Bond Index with weightings between the two indexes aligned with the appropriate risk tolerance.

- SSgA Moderate – This fund seeks to meet the risk tolerance of moderate investors through investment in both the S&P 500 index and the Lehman Brothers Aggregate Bond Index with weightings between the two indexes aligned with the appropriate risk tolerance.

- SSgA Aggressive – This fund seeks to meet the risk tolerance of aggressive investors through investment in both the S&P 500 Index and the Lehman Brothers Aggregate Bond Index with weightings between the two indexes aligned with the appropriate risk tolerance.

- SSgA Lehman Aggregate – This fund seeks to match the returns of the Lehman Brothers Aggregate Bond Index.

- Stable Value Fund – This fund seeks to preserve principal while producing interest income reasonably obtained under prevailing market conditions through a blended return of Dwight's Interest Income Fund and PRIMCO's Stable Asset Income Fund. Primary investments are in guaranteed investment contracts and other synthetic investment contracts.

1. Description of the Plan, continued:

Investment Options, continued

- SSgA Enhanced STIF – This fund invests in a diversified portfolio of U.S. Government obligations and highly rated money market instruments.

- Fidelity Freedom Income Fund - This fund is targeted toward individuals who are already in retirement. The fund seeks to maintain an investment mix of 20% of fund assets in stock investments, 40% of the fund assets in bond funds and 40% of the fund assets in money market accounts.

- Fidelity Freedom 2040 Fund – This fund is targeted toward individuals striving to retire around the year 2040. The fund seeks to maintain an investment mix of 90% of fund assets in stock investments and 10% of the fund assets in bond funds. As this fund approaches the target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of fund assets in stock investments, 40% of fund assets in bond funds and 40% of fund assets in money market accounts.

- Fidelity Freedom 2030 Fund - This fund is targeted toward individuals striving to retire around the year 2030. The fund seeks to maintain an investment mix of 84% of fund assets in stock investments and 16% of fund assets in bond funds. As this fund approaches the target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of fund assets in stock investments, 40% of fund assets in bond funds and 40% of fund assets in money market accounts.

- Fidelity Freedom 2020 Fund - This fund is targeted toward individuals striving to retire around the year 2020. The fund seeks to maintain an investment mix of 80% of fund assets in stock investments and 20% of the fund assets in bond funds. As the fund approaches its target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of the fund assets in stock investments, 40% of fund assets in bond funds and 40% of fund assets in money market accounts.

- Fidelity Freedom 2010 Fund - This fund is targeted toward individuals striving to retire around the year 2010. The fund seeks to maintain an investment mix of 65% of fund assets in stock investments, 33% of the fund assets in bond funds, and 2% in money market funds. As the fund approaches its target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of the fund assets in stock investments and 40% of fund assets in bond funds and 40% in money market accounts.

1. Description of the Plan, continued:

Investment Options, continued

- Fidelity Freedom 2000 Fund - This fund is targeted toward individuals striving to retire around the year 2000. The fund seeks to maintain an investment mix of 41% of fund assets in stock investments, 44% of the fund assets in bond funds and 15% of the fund assets in money market accounts. As the fund approaches its target retirement date, the mix of investments will gradually adjust and it will seek to maintain an investment mix of 20% of the fund assets in stock investments and 40% of fund assets in bond funds and 40% in money market accounts.

Contributions:

Under the terms of the Plan, eligible employees may voluntarily elect to contribute:

(a) Pre-tax contributions — up to the lesser of 50% of their eligible compensation, as defined in the Plan agreement, or $11,000 under provision 402(g) of the Internal Revenue Code; or

(b) Any combination of the pre-tax contributions, company match and stock ownership contributions cannot exceed $40,000 annually.

(c) As of January 1, 1999, after-tax contributions are not permitted under this Plan.

(d) The Company contributes 2% of credited pay to the Stock Ownership Account in the name of the participant, up to the IRS limit of $200,000 of eligible compensation.

(e) The Company contributes an amount equal to 100% of each employee's pretax contribution of the first 4% of compensation, as defined by the Plan agreement.

Participant Accounts:

Each participant's account is charged for the participant's withdrawals and credited for the participant's contributions, Company contributions and an allocation of Plan earnings. The earnings of funds are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ordinary shares of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan, continued:

Eligibility, Vesting and Forfeitures:

Effective July 1, 2001, employees became eligible to participate on the first day they were credited with an hour of service. The Company begins employer matching contributions and Stock Ownership Account contributions after the employee completes one year of service. Employees are immediately fully vested in employer matching contributions and Stock Ownership Account contributions.

Prior to July 1, 2001, employees became eligible to participate in the plan in the first payroll that was processed after the completion of six months credited service. Employee and employer matching contributions were fully vested at all times. Stock Ownership Account contributions vested when the participant was credited with five years of service; attained age 65 while employed; died while employed, or was permanently disabled as of termination date. Participants forfeited their share of the Stock Ownership Account if they did not meet the vesting criteria.

Forfeitures were used by the Company to offset future contribution requirements. Forfeitures totaled $456,982 and $705,346 for the years ended December 31, 2002 and 2001, respectively.

Withdrawals:

Participants may withdraw employee after-tax contributions, after-tax earnings and prior Company match during employment.

Prior to age 59-1/2, employee pre-tax contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all employee after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of employee pre-tax contributions during employment may cause the employee to become ineligible to participate in the Plan for a period of 12 months following the withdrawal. After age 59-1/2 employees may withdraw their pre-tax, after-tax and rollover contributions and earnings at any time.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), retirement, disability, or death. Payment is in the form of a lump sum distribution of cash or ADSs of GlaxoSmithKline plc if the account balance is less than $5,000. If the account balance is greater than $5,000, payment can be in the form of annual installments over a period not extending beyond 5 years. Participants may postpone their withdrawal until as late as age 70-1/2, unless participant remains an active employee.

1. Description of the Plan, continued:

Participant Notes Receivable:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment fund to the Participant Notes Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at prime plus one percent as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $35 and a loan maintenance fee of $3.75 per quarter.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The net assets of the Plan are allocated entirely to individual participant accounts. The preparation of financial statements in conformity with GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Cash and cash equivalents represent uninvested cash as a result of timing at year end.

Investments:

Investments, except for guaranteed investment contracts, asset and mortgage backed securities, and synthetic investment contracts are stated at fair value. The fair value of GlaxoSmithKline plc ADSs and SmithKline Beecham plc ADRs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of common trust funds are valued daily by State Street.

2. Summary of Significant Accounting Policies, continued:

Investments:, continued:

Guaranteed investment contracts and synthetic investment contracts are stated at contract value, which approximates fair value because the contracts are fully benefit responsive. There are no reserves required against contract value for credit rate of the contract issuer or otherwise. Contract value represents contributions, net of distributions made under the Plan, plus interest earned at the contract rate.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Administrative Expenses:

Administrative expenses of the Plan are paid by the Company. However, certain management fees relating to fund oversight are paid directly by the Plan. These fees are included in net depreciation of investments on the statement of changes in net assets available for benefits.

Receivables and Payables:

The Plan records receivables from and payables to brokers for securities sold and bought that have not settled prior to year end. The Plan also records accrued interest for amounts earned but not collected (primarily for guaranteed investment contracts) as of year end.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded in the period paid.

Derivative Instruments:

In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000.

2. Summary of Significant Accounting Policies, continued:

In October 2001, the FASB issued the Derivatives Implementation Group's Statement 133 Implementation Issue No. C19 ("Issue No. C19") to address an inconsistency in the accounting for synthetic guaranteed investment contracts between the requirements of SFAS No. 133 and SOP 94-4. SFAS No. 133 requires derivatives to be measured at fair value. SOP 94-4 allows benefit responsive investment contracts (including synthetic guaranteed investment contracts which could be considered derivatives) to be measured at contract value.

Issue No. C19 provides that certain contracts are exempt from SFAS No.133. A FASB Exposure Draft of a proposed amendment to SFAS 133 containing the same exemption as Issue No. C19 was issued May 1, 2002.

Management has determined that Issue No. C19 allows the Plan to continue to value its sythetic guaranteed investment contracts at contract value. The contract value of synthetic guaranteed investment contracts was $439,028,371 and $385,117,703 at December 31, 2002 and 2001, respectively.

3. Investments

Investments held by the Plan as of December 31, 2002 and 2001 are as follows:

	2002		
	Units	Cost	Fair Value/ Contract Value
ADSs:			
GlaxoSmithKline plc *	100,076,609	$ 559,406,567	$ 681,499,219
Mutual funds:			
Templeton Foreign Fund	3,607,270	34,511,862	29,976,415
American Europac Pacific Fund	1,543,819	44,674,183	35,461,520
T. Rowe Price Foreign Equity Fund	2,461,518	33,882,566	26,190,547
Fidelity Magellan Fund *	1,796,679	194,796,105	141,865,798
Fidelity OTC	2,145,756	66,042,837	51,305,023
Provident Small Cap	3,958,270	65,374,990	41,245,173
Vanguard U.S. Growth	1,634,322	29,292,146	19,709,918
Fidelity Equity Income	1,051,684	52,244,205	41,720,305
SSgA Russell 2000	8,182,695	79,918,359	63,871,340
SSgA S&P 500 *	20,802,582	199,965,560	148,106,184
Vanguard Growth & Income *	8,470,749	247,493,827	184,238,810
Vanguard Windsor II Fund	1,593,144	40,919,456	33,137,390
Fidelity Puritan Fund	3,775,317	68,666,667	59,612,262
SSgA Conservative	1,816,785	20,342,268	21,183,129
SSgA Moderate *	15,754,360	160,831,397	153,807,525
SSgA Aggressive	3,174,992	32,845,251	26,935,737
SSgA Lehman Aggregate	7,856,937	84,502,589	90,558,877
SSgA Enhanced STIF	64,718,601	64,718,601	64,718,601
Freedom Income Fund	942,776	10,273,415	9,993,428
Freedom 2040	95,879	609,878	561,851
Freedom 2030	934,098	11,856,508	9,565,160
Freedom 2020	1,129,628	14,308,917	12,019,238
Freedom 2010	1,033,842	13,226,772	11,827,152
Freedom 2000	384,214	4,461,177	4,230,200
Common trust funds:			
Short Duration Diversified Portfolio	1,122,125	15,433,832	15,854,484
Guaranteed investment contracts stated at contact value (see following schedule)		20,632,574	20,632,574
Other synthetic investment contracts stated at contract value (see following schedule)*		439,028,371	439,028,371
Investment sub-total		2,610,260,880	2,438,856,231
Participant notes fund		---	43,258,551
Total investments		$ 2,610,260,880	$ 2,482,114,782

* The denoted investments represent 5% or more of the Plan's net assets.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, continued

3. Investments continued:

	2001		
	Units	Cost	Fair Value / Contract Value
ADSs:			
GlaxoSmithKline plc *	102,679,534	$ 555,981,412	$ 929,430,030
Mutual funds:			
Templeton Foreign Fund	2,973,592	28,890,425	27,505,729
American Europac Pacific Fund	1,424,134	41,484,383	38,266,476
T. Rowe Price Foreign Equity Fund	2,627,937	37,602,727	34,504,810
Fidelity Magellan Fund *	1,847,430	204,323,284	192,539,111
Fidelity OTC	2,163,751	72,617,723	67,444,128
Provident Small Cap	4,141,277	66,242,240	62,781,765
Vanguard U.S. Growth	1,401,842	28,160,582	26,424,719
Fidelity Equity Income	898,139	46,340,177	43,802,255
SSgA Russell 2000	7,840,510	78,064,079	76,827,274
SSgA S&P 500 *	16,963,100	173,231,991	155,136,000
Vanguard Growth & Income *	9,145,399	272,045,320	257,900,276
Vanguard Windsor II Fund	1,064,682	28,614,015	27,245,207
Fidelity Puritan Fund	3,564,798	65,842,409	62,989,815
SSgA Conservative	1,746,202	19,341,620	20,009,502
SSgA Moderate *	17,631,355	178,621,395	184,214,214
SSgA Aggressive	3,047,003	32,513,242	30,244,766
SSgA Lehman Aggregate	2,348,397	23,860,409	24,536,475
SSgA Enhanced STIF	31,314,721	31,314,721	31,314,721
Freedom Income Fund	803,818	8,822,686	8,785,730
Freedom 2040	17,808	130,105	131,601
Freedom 2030	772,726	10,209,718	9,705,440
Freedom 2020	928,235	12,204,841	11,677,201
Freedom 2010	1,020,928	13,253,086	12,873,896
Freedom 2000	430,928	5,055,302	4,964,286
Common trust funds:			
Short Duration Diversified Portfolio		16,077,471	16,077,471
Guaranteed investment contracts stated at contact value (see following schedule)		35,755,584	35,755,584
Other synthetic investment contracts stated at contract value (see following schedule)*		385,117,703	385,117,703
Investment sub-total		2,471,718,650	2,778,206,185
Participant notes fund		--	38,599,336
Total investments		$ 2,471,718,650	$ 2,816,805,521

* The denoted investments represent 5% or more of the Plan's net assets.

3. Investments, continued:

Traditional guaranteed investment contracts held by the Plan are shown below:

	Contract Number	Annual Effective Return 2002 / 2001	Maturity Date	2002 Contract Value	2002 Market Value	2001 Contract Value	2001 Market Value
Prudential Ins. Co. America	GA-10077	7.45/7.45	03/15/03	$ 6,662,519	$ 6,739,281	$ 12,401,152	$ 12,962,510
Monumental Life Insurance Co	MDA00157FR	7.68/7.68	03/31/03	3,516,767	3,568,119	6,531,885	6,853,734
Bus Men's – MBIA	1328	5.48/5.48	11/03/03	2,017,028	2,083,385	2,017,617	2,086,273
Bus Men's – MBIA	1338	5.75/5.75	11/17/03	2,518,132	2,601,853	2,381,212	2,473,500
GE Life & Annuity	3404	7.73/7.73	03/01/05	2,468,141	2,760,163	2,291,043	2,502,318
Metropolitan Life	14312	--/8.21	04/26/02			3,892,839	3,968,028
Prudential	10099-211	6.99/6.99	11/30/05	3,449,987	3,890,367	3,224,588	3,450,079
John Hancock	8860	--/3.08	02/01/02			3,015,248	3,018,458
				$ 20,632,574	$ 21,643,168	$ 35,755,584	$ 37,314,900

3. Investments, continued:

Other synthetic investment contracts held by the Plan are shown below:

	Contract Number	Annual Effective Return 2002 / 2001	2002 Contract Value	2002 Market Value	2001 Contract Value	2001 Market Value
Monumental Life Ins	BDA00396TR00	5.27/ 5.66	$ 76,244,960	$ 79,476,375	$ 52,592,795	$ 54,155,764
State Street	98-097	7.15/ 7.33	38,764,120	41,720,753	36,108,482	37,877,818
Morgan Guaranty	SKB-05	--/ 5.85	--	--	14,693,155	15,075,631
State Street Bank	97054	5.50/ 5.49	79,665,995	62,958,874	61,032,441	62,283,338
AIG Financial Products	368339	6.09/ 5.65	42,660,972	44,985,601	40,164,974	40,811,968
AIG Financial Products	342398	7.22/ 7.40	38,379,477	41,388,316	35,739,611	37,576,003
Allstate Life Ins. Co.	77021	/ 5.47	--	--	9,758,005	10,000,546
Allstate Life Ins. Co.	77165	4.70/ 6.48	38,974,131	40,271,407	14,354,890	14,498,642
Bank of America	99-047	4.94/ 5.78	21,018,778	22,249,446	19,236,774	19,578,650
State Street	97007	6.22/ 6.90	12,900,394	14,255,422	18,028,011	18,595,306
Caisse des Depots	195-03	--/ 4.66	--	--	2,506,247	2,585,203
John Hancock Life	8703	6.60/ 6.60	1,420,249	1,462,198	3,550,622	3,552,228
John Hancock Life	8737	6.23/ 6.42	10,268,091	11,204,801	13,390,502	13,890,189
JP Morgan Chase	401813-T	5.80/ 6.73	11,113,764	12,271,386	16,788,968	17,591,686
Monumental Life	214TR	6.20/ 6.20	17,094,755	17,803,143	25,388,645	25,962,496
UBS AG	5055	4.76/ 4.64	21,466,712	21,991,457	21,783,581	22,103,496
JP Morgan Chase	401813IGC	3.52/ --	9,013,754	9,094,974		
ING Life & Annunity	60019	2.87/ --	20,042,219	20,236,245	--	--
			$ 439,028,371	$ 441,370,398	$ 385,117,703	$ 396,138,964

3. Investments, continued:

During 2002 and 2001, the Plan's investments, (including investments bought and sold, as well as held during the year and reinvested dividends) appreciated / (depreciated) in value as follows:

	For the year ended December 31,	
	2002	2001
GlaxoSmithKline Stock Fund	$ (226,642,073)	$ (114,544,943)
Other investments	(261,359,102)	(130,701,766)
	$ (488,001,175)	$ (245,246,709)

4. Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2002	2001
Net Assets:		
GlaxoSmithKline Stock Fund	$ 70,778,297	$ 50,205,173

4. Nonparticipant Directed Investments, continued:

	For the year ended December 31,	
	2002	2001
Changes in Net Assets:		
Contributions	$ 38,606,181	$ 32,659,879
Dividends	1,619,699	2,458,301
Net depreciation	(16,736,764)	(6,905,061)
Benefits paid to participants	(2,592,906)	(34,904,419)
Transfers to participant-directed investments	(323,086)	(571,663,478)
	$ 20,573,124	$ (578,354,778)

Prior to July 1, 2001, employer matching contributions were directly invested in the GlaxoSmithKline Stock Fund. Effective July 1, 2001, participants may direct employer contributions to the fund investment plan of choice. This change in the Plan was retroactively applied to each participant's balance. Stock Ownership Account contributions will continue to be invested in the GlaxoSmithKline Stock Fund.

5. Federal Income Taxes:

The Internal Revenue Service has determined and informed the Company, in a letter dated October 4, 2002, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

6. Party-In-Interest Transactions

The Plan's trustee is State Street Bank and Trust Company.

The GlaxoSmithKline Stock Fund invests primarily in American depository shares ("ADSs") each of which represents two Ordinary shares of GlaxoSmithKline plc. In 2002, the Plan purchased GlaxoSmithKline ADSs in the amount of $208,854,011 and sold GlaxoSmithKline ADS in the amount of $232,507,929. In 2001, the Plan purchased GlaxoSmithKline ADSs in the amount of $219,485,088 and sold GlaxoSmithKline ADSs in the amount of $303,024,773.

SUPPLEMENTAL SCHEDULES

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	Cost / Cost Plus Interest	Fair Value/ Contract Value
ADSs:		
GlaxoSmithKline plc	$ 559,406,567	$ 681,499,219
Mutual funds:		
Templeton Foreign Fund	34,511,862	29,976,415
American Europac Pacific Fund	44,674,183	35,461,520
T. Rowe Price Foreign Equity Fund	33,882,566	26,190,547
Fidelity Magellan Fund	194,796,105	141,865,798
Fidelity OTC	66,042,837	51,305,023
Provident Small Cap	65,374,990	41,245,173
Vanguard U.S. Growth	29,292,146	19,709,918
Fidelity Equity Income	52,244,205	41,720,305
SSgA Russell 2000	79,918,359	63,871,340
SSgA S&P 500	199,965,560	148,106,184
Vanguard Growth & Income	247,493,827	184,238,810
Vanguard Windsor II Fund	40,919,456	33,137,390
Fidelity Puritan Fund	68,666,667	59,612,262
SSgA Conservative	20,342,268	21,183,129
SSgA Moderate	160,831,397	153,807,525
SSgA Aggressive	32,845,251	26,935,737
SSgA Lehman Aggregate	84,502,589	90,558,877
SSgA Enhanced STIF	64,718,601	64,718,601
Freedom Income Fund	10,273,415	9,993,428
Freedom 2040	609,878	561,851
Freedom 2030	11,856,508	9,565,160
Freedom 2020	14,308,917	12,019,238
Freedom 2010	13,226,772	11,827,152
Freedom 2000	4,461,177	4,230,200
Common trust funds		
Short Duration Diversified Portfolio	15,433,832	15,854,484

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4i — SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)

December 31, 2002

	Contract Number	Annual Effective Return	Maturity Date	Cost/ Cost Plus Interest	Fair Value/ Contract Value
Guaranteed Investment Contracts:					
Prudential Ins. Co. America	GA-10077	7.45%	03/15/03	$ 6,662,519	$ 6,662,519
Monumental Life Insurance Co	MDA00157FR	7.68%	03/31/03	3,516,767	3,516,767
Bus Men's – MBIA	1328	5.48%	11/03/03	2,017,028	2,017,028
Bus Men's – MBIA	1338	5.75%	11/17/03	2,518,132	2,518,132
GE Life & Annuity	3404	7.73%	03/01/05	2,468,141	2,468,141
Prudential	10099-211	6.99%	11/30/05	3,449,987	3,449,987
Other Synthetic Investment Contracts:		5.27%			
Monumental Life Ins	BDA00396TR00	5.27%		76,244,960	76,244,960
State Street	98-097	7.15%		38,764,120	38,764,120
State Street Bank	97054	5.50%		79,665,995	79,665,995
AIG Financial Products	368339	6.09%		42,660,972	42,660,972
AIG Financial Products	342398	7.22%		38,379,477	38,379,477
Allstate Life Ins. Co.	77165	4.70%		38,974,131	38,974,131
Bank of America	99-047	4.94%		21,018,778	21,018,778
State Street	97007	6.22%		12,900,394	12,900,394
John Hancock Life	8703	6.60%		1,420,249	1,420,249
John Hancock Life	8737	6.23%		10,268,091	10,268,091
JP Morgan Chase	401813-T	5.80%		11,113,764	11,113,764
Monumental Life 214TR	214TR	6.20%		17,094,755	17,094,755
UBS AG	5055	4.76%		21,466,712	21,466,712
JP Morgan Chase	401813IGC	3.52%		9,013,754	9,013,754
ING Life & Annuity	60019	2.87%		20,042,219	20,042,219
Total Investments				2,610,260,880	2,438,856,231
Participant Notes Fund				--	43,258,551
				$ 2,610,260,880	$ 2,482,114,782

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, ITEM (4i)

SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)

AS OF DECEMBER 31, 2002

Security Description	Cost of Purchases	Proceeds from Sales	5500 Gain/(Loss)
ING Life Insurance	$ 6,501,962	$ 6,501,962	-
CDC Investment Management	2,548,554	2,548,554	-
JP Morgan	20,610,817	20,610,817	-

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4k

SCHEDULE OF REPORTABLE TRANSACTIONS

AS OF DECEMBER 31, 2002

Series of Transactions in Excess of 5% of the Current Value of the Plan Assets:

Security Description	Cost of Purchases	Proceeds from Sales	5500 Cost of Assets Disposed	5500 Gain/(Loss)
GlaxoSmithkline Stock Fund	$ 64,930,147	$ 86,328,239	$ 97,335,645	$(11,007,406)
State Street	185,095,507	186,320,816	186,320,816	---